AB 3/13

15048950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 48955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE PONTES CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 CROW CANYON ROAD, SUITE 150
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID RICE (925) 362-9571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, SUITE 204 (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, DAVID RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE PONTES CAPITAL, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

WILLIAM T. SOUZA JR.
COMM. # 2093104
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DECEMBER 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICE PONTES CAPITAL, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2014

Certificate of Acknowledgement of Notary Public

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California,
County of CONTRA COSTA

On this Feb 27, 2015 before me William T. Souza JR,

Notary Public, personally appeared David Rice, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the state of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary [signature]

WILLIAM T. SOUZA JR.
COMM. # 2093104
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DECEMBER 30, 2018

RICE PONTES CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-8
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Supplementary Reports:	
Exemption Report Pursuant to Rule15c3-3 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm	12

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Rice Pontes Capital, Inc.

We have audited the accompanying statement of financial condition of Rice Pontes Capital, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Rice Pontes Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice Pontes Capital, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Rice Pontes Capital, Inc.'s financial statements. The supplementary information is the responsibility of Rice Pontes Capital, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company, P.C.

Needham, Massachusetts
February 24, 2015

RICE PONTES CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	13,491
Commissions receivable		3,511
Reimbursements due from stockholders		7,728
Prepaid expenses		176
Total assets	$	24,906

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	3,511
Accrued expenses		5,318
Total liabilities		8,829
Stockholders' equity:		
Common stock, 1,000 shares authorized, 200 issued and outstanding		12,735
Retained earnings		3,342
Total stockholders' equity		16,077
Total liabilities and stockholders' equity	$	24,906

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Residual commissions	$ 884,002
Commissions on new sales	193,229
Management fees	378,162
Reimbursement of expenses	15,423
Total revenues	1,470,816
Expenses:	
Commissions	1,450,599
Occupancy and equipment rental	600
Other	1,678
Professional fees	9,578
Regulatory fees	7,561
State franchise tax	800
Total expenses	1,470,816
Net income	$ -

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 12,735	$ 3,342	$ 16,077
Net income	-	-	-
Balance, end of year	$ 12,735	$ 3,342	$ 16,077

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activites - changes in operating assets and liabilities:		
Commissions receivable		10,619
Reimbursements due from stockholders		(1,402)
Prepaid expenses		181
Commissions payable		(10,719)
Accrued expenses		2,047
Net cash provided by operating activities		726
Net increase in cash		726
Cash at beginning of year		12,765
Cash at end of year	$	13,491
Supplemental Disclosure:		
State franchise taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

RICE PONTES CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Description of Operations

Rice Pontes Capital, Inc. (the "Company"), was incorporated in the State of California in 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, and provides various trading and brokerage services.

Since the Company does not maintain possession or control of any customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions on new sales are recorded when sales occur. Residual commissions and management fees are recorded when payment is received. Residual commissions and management fees are calculated by third parties, and management cannot estimate the amount until the payment is received.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company's practice is to pay commissions to its stockholders in an amount equal to the Company's commission income, net of Company expenses. This practice results in the Company having no net income. Management has taken the tax position that the commissions paid to stockholders are deductible and therefore the Company does has no taxable income and no liability for income taxes. Management believes it is more likely than not that this position would be sustained on examination. Therefore the financial statements do not reflect any liability for income taxes.

Currently, the tax years 2011 - 2014 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Subsequent Events

Management has evaluated subsequent events through February 24, 2015, the date the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

3. Risk Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

4. Related Party Transactions

The Company's practice is to pay commission expense to the stockholders in an amount equal to the fee and commission income received by the Company. Commission expense in the amount of $1,450,599 was paid to David Rice and Anthony Pontes collectively, who are the shareholders of the Company.

The Company has an administrative agreement with an affiliated entity whereby during the year ended December 31, 2014 the Company incurred $600 in rent charges.

The shareholders reimbursed all of the Company's expenses to the Company, amounting to $15,423 in 2014, of which $7,728 was owed to the Company at year end.

5. Net Capital Requirements

The Company is required by SEC Rule 15c3-1 to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2014, the Company had net capital of $8,349, which exceeded its required net capital by $3,349. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

SUPPLEMENTARY INFORMATION

RICE PONTES CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Total stockholders' equity			$	16,077
Deductions				
Receivable from stockholders				(7,728)
Net capital			$	8,349
Aggregate indebtedness				
Commissions payable	$	3,511		
Accrued expenses		5,318		
			$	8,829
Computation of net capital requirements				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)			$	5,000
Excess net capital			$	3,349
Ratio of aggregate indebtedness to net capital				106%

RICE PONTES CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2014

The following is a reconciliation of the net capital per Form X-17A-5, Part II-A filing as of December 31, 2014:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	8,174
Adjustments		175
Net capital per above	$	8,349
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report	$	8,829
Aggregate indebtedness, as reported herein	$	8,829

RICE PONTES CAPITAL, INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Rice Pontes Capital, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Signature: ______________________
David Rice, Chief Financial Officer

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Rice Pontes Capital, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Rice Pontes Capital, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) Rice Pontes Capital, Inc. stated that Rice Pontes Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Rice Pontes Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rice Pontes Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 24, 2015

RICE PONTES CAPITAL, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Rice Pontes Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments of Rice Pontes Capital, Inc. ("the Company") for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 24, 2015

RICE PONTES CAPITAL, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2014

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2014	July 22, 2014	$ 1,659	$ 1,659
SIPC-7 general assessment for the fiscal year ended December 31, 2014	February 5 2015	2,018	2,018
		$ 3,677	$ 3,677

Name of collection agent: Financial Industry Regulatory Authority